Exhibit (e)(15)

Time Inc. Time & Life Building 225 Liberty Street New York, NY 10281 212-522-1212

February 3, 2017

Erik Moreno

c/o Time Inc.

225 Liberty Street

New York, NY 10281

Dear Erik:

Reference is hereby made to your employment agreement with Time Inc. effective September 21, 2015 which is scheduled to expire on December 31, 2018 (the “Agreement”). This letter (the “Amendment”) amends the Agreement to reflect your current roles and compensation as follows:

1.	Job Title Update: The first sentence of Section 2 of the Agreement is hereby deleted and replaced with the following first sentence:

The Company will, during the Term of Employment, employ you, and you will serve as Executive Vice President and President, Corporate Development, New Ventures & Investments, or in additional or other capacities at the Company and/or its affiliates without additional compensation to you consistent with your senior position.

2.	Base Salary Update: The first sentence of Section 3.1 of the Agreement is hereby deleted and replaced with the following first sentence:

The Company will pay to you during the Term of Employment, a base salary at the rate of not less than $650,000 per annum (the “Base Salary).

3.	Target Bonus Update: The second sentence of Section 3.2(a) is hereby deleted and replaced in its entirety with the following second sentence:

Your current Bonus target is 100% of Base Salary earned in the applicable bonus year.

4.	Long Term Incentive Update: The third sentence of Section 3.2(b) is hereby deleted and replaced in its entirety with the following third sentence:

Your current annual long term incentive target value is $500,000 (determined based on the valuation method used by the Company for its senior executives) and is subject to change by the Company.

5.	Miscellaneous Updated Compliance Language: A new section 6.5 of is added to the Agreement which provides in its entirety as follows:

6.5 No Interference with Rights. Nothing in this Section 6 nor any other provision in this Agreement prohibits you from reporting possible violations of federal law or regulation to, filing a charge or complaint with, or participating in an investigation or proceeding conducted by, any governmental agency or entity, including but not limited to the U.S. Department of Justice, the U.S. Securities and Exchange Commission, the U.S. Congress, and any US agency’s Inspector General, or making other disclosures that are protected under the whistleblower provisions of U.S. federal law or regulation. You do not need the Company’s prior authorization to make any such reports or disclosures, and you are not required to notify the Company that you have made such reports or disclosures.

Additionally the Form of Release is amended to replace the last sentence of the first full paragraph on page 2 thereof with the following:

“Additionally, nothing in this Release shall be construed to prevent me from filing a charge with, responding to a subpoena from, or participating in an investigation conducted by, any governmental agency, though I acknowledge and agree that I have waived the right to recover monetary damages and any other relief with respect to the claims I am waiving and releasing in this Release in connection with any charge or proceeding, but not any right I may have to receive a payment from a government agency (and not the Company) for information provided to the government agency.”

6.	This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

TIME INC.		CONFIRMED AND AGREED:

By:	/s/ Richard Battista	By:	/s/ Erik Moreno
	Richard Battista, CEO		Erik Moreno
President & Chief Executive Officer

Date:	Date:	2/3/2017